Exhibit 21.1

ALTA MESA HOLDINGS, LP
Subsidiaries as of the date of this filing

Subsidiary		Jurisdiction of Formation
1.	Alta Mesa Finance Services Corp.	Delaware
2.	OEM GP, LLC	Texas
3.	Alta Mesa Services, LP	Texas
4.	Oklahoma Energy Acquisitions, LP	Texas